SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For October 30, 2007


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                     (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F [X]                Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes [ ]                      No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2007
              TO BE HELD NOVEMBER 29, 2007 AT 1:00 PM (MACAO TIME)

     Notice is hereby given that an annual meeting of the shareholders (the "Shareholders") of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will be held at Room 510, Milan of The Venetian Macao-Resort-Hotel, Taipa Island, Macao, China at 1:00 p.m., Macao time, on November 29, 2007, and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

     1. To elect the following five (5) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Kim Wah Chung, Woo Ping Fok, J. Stewart Jackson IV and Henry F. Schlueter;

     2. To ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2008; and

     3. To consider and act upon such other business as may properly come before the Meeting.

     Only Shareholders of record at the close of business on October 19, 2007, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

     We have elected to furnish proxy materials to our shareholders on the Internet. We believe this approach will allow us to provide our shareholders with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Internet Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

By Order of the Board of Directors

Anthony So, Chairman and Chief Executive Officer
Hong Kong

October 26, 2007

                      BONSO ELECTRONICS INTERNATIONAL INC.
 59 Da Yang Road Da Yang Synthetical Develop District Fu Yong, Shenzhen, China

                                 PROXY STATEMENT
                             DATED OCTOBER 19, 2007

                         ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2007
             TO BE HELD ON NOVEMBER 29, 2007 AT 1:00 PM (MACAO TIME)

                                     GENERAL
                                     -------

     This Proxy Statement is being furnished to the shareholders of Bonso Electronics International Inc. ("Bonso" or the "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation (the "Board of Directors") from the shareholders of the Corporation ("Shareholders") for use at the Annual Meeting of Shareholders to be held at 1:00 p.m., Macao time, on November 29, 2007, at Room 510, Milan of The Venetian Macao-Resort-Hotel Taipa Island, Macao, China, and any adjournments or postponements thereof (the "Meeting").

     A Notice of Internet Availability of Proxy Materials (the "Internet Notice") for the Annual Meeting for the fiscal year ended March 31, 2007 will be mailed on or about October 26, 2007, to all record and beneficial owners entitled to notice of and to vote at the Meeting (the "Internet Notice"). The Internet Notice contains information concerning the Internet availability of the proxy materials and the Company's Annual Report on Form 20-F for the year ended March 31, 2007 ("Annual Report").

                       VOTING SECURITIES AND VOTE REQUIRED
                       -----------------------------------

     Only Shareholders of record at the close of business on October 19, 2007 (the "Record Date"), are entitled to notice of and to vote the shares of Common Stock of the Corporation held by them on such date at the Meeting. As of the Record Date, 5,577,639 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date. Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting.

     The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business. Assuming that a quorum is present, in the election of directors, the five nominees receiving the highest number of affirmative votes will be elected. Accordingly, abstentions and broker "non-votes" will have no effect in determining which nominees have been elected directors. Assuming that a quorum is present, the ratification of the selection of PricewaterhouseCoopers as the Corporation's public accountants for the fiscal year ending March 31, 2008 will require the affirmative vote of a majority of the shares of the Corporation's Common Stock present in person or represented by proxy at the Annual Meeting. As a result, abstentions and broker "non-votes" will have the effect of a vote against the ratification of the selection of PricewaterhouseCoopers.

     If the accompanying Proxy Card is properly signed and returned to the Corporation and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy Card will vote

"FOR" each of the five director nominees named in this Proxy Statement and "FOR the ratification of the selection of PricewaterhouseCoopers as the Corporation's independent public accountants for the fiscal year ending March 31, 2008. The Company's executive officers and directors have advised the Company that they intend to vote their shares 2,280,877 (including those shares over which they hold voting power), representing approximately 41.5% as of August 21, 2007, of the outstanding shares of Common Stock, in favor of each of the proposals above.

     Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Corporation prior to the Meeting, or by execution and delivery of a subsequent Proxy, or by voting again at a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted, or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall be cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Corporation.

     In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person. These persons will receive no extra compensation for their services.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         --------------------------------------------------------------

     The following table shows the number of shares of Common Stock beneficially owned by each shareholder of the Corporation who beneficially owns 5% or more of the Corporation's Common Stock and the Corporation's directors and executive officers, both individually and as a group, as of August 21, 2007:

                                                           Total
                        Shares of                        Number of
                       Common Stock                      Shares of    Percent
                         Owned of      Options Held       Common      of
Name                       Record                          Stock      Beneficial
                                                        Beneficially  Ownership
                                                           Owned
---------------------  ------------  ----------------   ------------  ----------
Anthony So             1,626,195(1)        636,500(2)    2,262,695     36.41%

Kim Wah Chung                93,700        115,000(3)      208,700      3.67%

Henry F. Schlueter           34,000      40,000(4)(9)       74,000      1.32%

Woo-Ping Fok                 64,407   50,000(6)(8)(9)      114,407      2.03%

J. Stewart Jackson IV    462,575(7)   60,000(5)(8)(9)      522,575      9.27%

Henry Ma Wan Chong                0                 0            0          0

W. Douglas Moreland         501,000                 0      501,000      8.99%

Royce & Associates LLC      297,000                 0      297,000      5.32%

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.

(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(4) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.

(5) Includes options to purchase 10,000 shares of common stock at an exercise price of $2.55 expiring on October 15, 2011 and 10,000 shares of common stock at an exercise price of $1.61 per share expiring on March 31, 2013.

(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.

(7) Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson's wife.

(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.

(9) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12 expiring on March 25, 2014, Includes options to purchase 10,000 shares of common stock at an exercise price of $6.20 per share expiring on September 12, 2014 and options to purchase 10,000 shares of common stock at an exercise price of $4.50 per share expiring on December 4, 2015.

There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

                                BOARD COMMITTEES

     The Board of Directors maintains an Audit Committee. Mr. Woo Ping Fok is the sole member of the Audit Committee. Mr. Fok is "independent" as defined in the NASDAQ listing standards. The Audit Committee was established to (i) review and approve the scope of audit procedures employed by our independent auditors;
(ii) review and approve the audit reports rendered by our independent auditors;
(iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee, which was amended effective June 30, 2005.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2007 to all directors and officers as a group for services in all capacities was $1,155,835. Total compensation for the benefit of Anthony So was $741,947, for the benefit of Cathy Kit Teng Pang was $68,222, for the benefit of Kim Wah Chung was $151,095, for the benefit of George O'Leary was $180,000 and for the benefit of Henry F. Schlueter was an aggregate of $14,571. The $14,571 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expenses incurred. Cathy Kit Teng Pang resigned as a director on November 16, 2006 and resigned as the Chief Financial Officer, Secretary and Treasurer on June 28, 2007. George O'Leary retired from the positions of Chief Executive Officer, President and a director on November 16, 2006.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2007, other than contributions to our Provident Fund Plan which aggregated $31,836 for officers and directors during the fiscal year ended March 31, 2007.


Employment Agreements

     We have employment agreements with Anthony So and Kim Wah Chung. The employment agreements expire on March 31, 2008; however, they are automatically renewable on an annual basis for additional one-year increments. Mr. So's employment agreement provides for a salary of $700,000 per year plus bonus. Mr. Chung's employment agreement provides for a salary of $150,000 per year plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So and Mr. Chung all compensation for the remainder of their employment agreements and five times their annual salary and bonus compensation upon a change of control, as defined in the agreements.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at September 30, 2007:

       Name               Number of Common Shares   Exercise Price   Expiration Date
                         Subject to Stock Options     Per Share
---------------------    ------------------------   --------------   ----------------
Anthony So                        158,000               $8.00        January 6, 2010
                                  128,000               $3.65        April 9, 2011
                                  128,000               $2.50        March 6, 2012
                                  222,500               $1.61        March 31, 2013
Kim Wah Chung                      20,000               $8.00        January 6, 2010
                                   20,000               $3.65        April 9, 2011
                                   20,000               $2.50        March 6, 2012
                                   55,000               $1.61        March 31, 2013
Woo-Ping Fok                       10,000               $8.125       January 12, 2010
                                   10,000               $7.875       January 9, 2011
                                   10,000               $6.12        March 25, 2014
                                   10,000               $6.20        September 12, 2014
                                   10,000               $4.50        December 4, 2015
J. Stewart Jackson IV              10,000               $7.875       January 9, 2011
                                   10,000               $2.55        October 15, 2011
                                   10,000               $1.61        March 31, 2013
                                   10,000               $6.12        March 25, 2014
                                   10,000               $6.20        September 12, 2014
                                   10,000               $4.50        December 4, 2015
Henry F. Schlueter                 10,000               $8.00        January 6, 2010
                                   10,000               $6.12        March 25, 2014
                                   10,000               $6.20        September 12, 2014
                                   10,000               $4.50        December 4, 2015


                                        6

Directors

     Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     With effect from January 1, 1988, Bonso Electronics Limited ("BEL"), our wholly-owned foreign subsidiary, started a Provident Fund Plan (the "Plan") with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan.

     Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

             Years of Service       % of salary as BEL's contribution
             ----------------       ---------------------------------

             Less than 5 years                    5.0%
             5 to 10 years                        7.5%
             More than 10 years                  10.0%

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government commencing in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF. Members' and employers' contributions to the MPF are both at 5% of the members' monthly salaries and are subject to a maximum contribution of HK $1,000 monthly.

     At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus the return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2005, 2006 and 2007 amounted to $83,277, $95,339 and $86,530, respectively.

Compensation Pursuant to Options to Purchase Common Stock

Stock Option and Bonus Plans

The 1996 Stock Option Plan

     In October 1996, our stockholders adopted the 1996 Stock Option Plan (the "Employees' Plan") which provides for the grant of options to purchase an aggregate of not more than 400,000 shares of our common stock. In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase common stock under the Employees' Plan. The purpose of the Employees' Plan is to make options available to management and employees in order to encourage them to secure or increase on reasonable terms their stock ownership and to encourage them to remain with the Company.

     The Employees' Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the Employees' Plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than ten years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of common stock. No options granted under the Employee Plan are transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable during the lifetime of the optionee, only by such optionee

The exercise price of an option granted pursuant to the Employees' Plan may be paid in cash, by the surrender of options, in common stock, in other property, including the optionee's promissory note, or by a combination of the above, at our discretion.

The 1996 Non-Employee Directors' Stock Option Plan

     In October 1996, our stockholders adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan") which provides for the grant of options to purchase an aggregate of not more than 100,000 shares of common stock. In January 2000, our shareholders approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate the number of options to purchase common stock under the Non-Employee Directors' Plan.

     On November 16, 2006, the Board of Directors of the Company voted to rescind the Company's 1996 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Plan"). All options previously granted under the Non-Employee Directors' Plan continue in full force and effect pursuant to their terms of grant.

     During the fiscal year ended March 31, 2007, no options were granted under the 1996 Non-Employee Directors' Plan.

The 2004 Stock Option Plan

     On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the "2004 Plan") which provides for the grant of up to six hundred thousand (600,000) shares of the Company's common stock in the form of stock options, subject to certain adjustments as described in the 2004 Plan.

     The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Company and to encourage such employees to secure or increase on reasonable terms their common stock ownership in the Corporation. The Company believes that the 2004 Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Company.

     The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Company. The committee members currently are Anthony So and Woo Ping Fok. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of common stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 2004 Plan may be paid in cash, by the surrender of options, in common stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

     As of March 31, 2007, no shares option had been granted under the Stock Bonus Plan.

The 2004 Stock Bonus Plan

     On September 7, 2004, our stockholders adopted the 2004 Stock Bonus Plan (the "Stock Bonus Plan") which authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation's Common Stock in the form of stock a stock bonus.

     The purpose of this Stock Bonus Plan is to: (i) induce key employees to remain in the employ of the Corporation, or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries. The Corporation believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

     The Stock Bonus Plan shall be administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The Committee members currently are Anthony So and Woo Ping Fok. The Committee has the authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

     As of March 31, 2007, no shares had been granted under the Stock Bonus
Plan.

CERTAIN TRANSACTIONS

     Over the years, the Corporation has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation's ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties. The Corporation has neither provided nor received any cash advances to its officers or directors since this policy was adopted.

     During the fiscal year ended March 31, 2007 we paid Schlueter & Associates, P.C. an aggregate of $14,571 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

     As of March 31, 2007, Bonso Electronics Limited ("BEL"), a wholly-owned foreign subsidiary of the Company, had paid a deposit of $795,000 with regard to a potential investment in a hotel in the PRC. Subsequent to this fiscal year end, Mr. Anthony So, Chairman of Bonso decided to take up BEL's potential investment and paid BEL the full amount in July 2007. This hotel is now held by Mr. Anthony So and three third parties.

PROPOSAL 1

ELECTION OF FIVE (5) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

     The Corporation's directors are elected annually to serve until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

     Unless otherwise directed by Shareholders, the proxy holders named in the accompanying Proxy will vote all shares represented by Proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation's Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

     Anthony So, 64, is the founder of Bonso. He has been our Chairman of the Board of Directors since July 1988. He was appointed as the Chief Executive Officer and the President on November 16, 2006. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic years. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     Kim Wah Chung, 49, has been a director since September 1994. Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a bachelor of science degree in electronics.

     Woo-Ping Fok, 58, was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a Consultant with Messrs. C.K. Mok & Co.. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

     J. Stewart Jackson IV, 71, has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed the first self-contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc. Mr. Jackson served as Chief Executive Officer of Jackson Burglar Alarm Co. from February 1998 to October 2005. Mr. Jackson has served as the Chief Executive Officer of J S J Corporation. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     Henry F. Schlueter, 56, has been a director since October 2001, and has been our Assistant Secretary since October 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     There are no family relationships between any of our directors and executive officers.

     No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

     The Board of Directors recommends a vote FOR the election of each of the five (5) nominees named above as directors of the Corporation.

PROPOSAL 2

RATIFICATION OF SELECTION OF ACCOUNTANTS

     The Board of Directors has selected PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2008, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting.

     Unless otherwise directed by Shareholders, the proxy holder named in the accompanying Proxies will vote all shares represented by Proxies held by him to ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2008.

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

Fees Paid to the Independent Auditors

Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the fiscal year ended March 31, 2007 were $261,282 and for the fiscal year ended March 31, 2006 were $236,538.

Audit Related Fees

     There were no fees billed by PricewaterhouseCoopers for professional services rendered for assurance and related services provided by PricewaterhouseCoopers that were reasonably related to the performance of the audit and are not reported above under "Audit Fees" for the fiscal year ended March 31, 2006 and for the fiscal year ended March 31, 2005.

Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance for the fiscal year ended March 31, 2007 were $115,000 and for the fiscal year ended March 31, 2006 were $6,000.

Board Recommendation

     The Board of Directors recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2008.

GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying Proxy to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed Proxy.


                                  By Order of the Board of Directors



                                  Anthony So, Chairman of the Board of Directors



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

                      BONSO ELECTRONICS INTERNATIONAL INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                NOVEMBER 29, 2007
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, pertaining to the annual meeting of the Corporation's shareholders to be held on November 29, 2007 (the "Annual Meeting"), and hereby appoints Henry F. Schlueter, as attorney and proxy, with the power of substitution, to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting and at any adjournments or postponements thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue thereof with respect to the following matters:

     1. Election of each of the following five (5) persons to serve as directors of the Corporation until the next annual meeting of shareholders and thereafter until their successors shall have been elected and qualified:

          Anthony So
          FOR  /___/                    WITHHOLD AUTHORITY FOR /___/

          Kim Wah Chung
          FOR  /___/                    WITHHOLD AUTHORITY FOR /___/

          Woo Ping Fok
          FOR  /___/                    WITHHOLD AUTHORITY FOR /___/

          John Stewart Jackson IV
          FOR  /___/                    WITHHOLD AUTHORITY FOR /___/

          Henry F. Schlueter
          FOR  /___/                    WITHHOLD AUTHORITY FOR /___/

     2. Ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2008.

          FOR  /___/                AGAINST  /___/               ABSTAIN  /___/

     3. Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

     This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; and (2) FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2008.

Dated:  _____________, 2007                    _________________________________

                                               _________________________________





                                     [LABEL]



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

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: October 30, 2007                   By: /s/ Henry F. Schlueter
                                         ------------------------------------
                                         Henry F. Schlueter, Assistant Secretary



















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